FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ___Form 3 Holdings Reported ___Form 4 Transactions Reported	ANNUAL STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940.	OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response 1.0
(Print or Type Responses)
1. Name and Address of Reporting Person* KIDDER ROBERT	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) _X__Director ___10% Owner ___Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/31/02	6. (Continued) - Title:
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X___ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								2,300*	D

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Nonemployee Director Stock Option (right to buy)- 6/7/96 Grant												1,500*	D
Nonemployee Director Stock Option (right to buy)- 7/1/97 Grant												1,500*	D
Nonemployee Director Stock Option (right to buy)- 6/1/98 Grant												7,145*	D
Nonemployee Director Stock Option (right to buy)- 6/1/99 Grant												5,111*	D
Nonemployee Director Stock Option (right to buy)- 6/1/00 Grant												7,166*	D
Nonemployee Director Stock Option (right to buy)- 6/1/01 Grant												7,260*	D
Nonemployee Director Stock Option (right to buy)- 5/1/02 Grant	$54.19	5/1/02		A	7,876		(1)	(1)	Common Stock	7,876		7,876	D
Phantom Stock (AIP Grant)	1 for 1	5/1/02		A	500		(2)	(2)	Common Stock	500
Phantom Stock Units (Annual Dir Fee Deferred)	1 for 1	4/30/02		A	279		(2)	(2)	Common Stock	279			D
Phantom Stock Units (Dividend Equivalents)	1 for 1	(2)		A	121		(2)	(2)	Common Stock	121		6,848	D

Explanation of Responses:

*Totals were as of 12/31/02, and no reportable change since such filing.
(1)  This grant under Issuer's Amended and Restated Stock Incentive Plan ("SIP") was made pre-Sarbanes Oxley and is timely reported via Form 5.  The shares vest in one-third increments on the anniversary of the Grant Date, and become 100% exercisable upon the event of Director's retirement or death.
(2)  Director may elect payment date to be (i) five years after termination of status as a Director; or (ii) upon termination of status as a Director.  The Director's deferral of his Annual Incentive Plan Grant and Annual Director Fee Deferral  into phantom stock equivalents were on 5/1/02 and 4/30/02 were pre-Sarbanes Oxley and are timely reported via Form 5.  Dividend equivalents were for 3/11/02, 6/10/02, 9/10/02, 12/10/02 and ranged from a price of $16.75 to $63.96.

                    /S/  LINDA EPSTEIN                                 02/12 /03
   Linda Epstein as Attorney-in-Fact for                    Date
   Robert Kidder

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).